CUSIP No.  422347 10 4                               OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                             HEARTLAND EXPRESS, INC.
                                (Name of Issuer)

                     COMMON STOCK, par value $0.01 per share
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                  JUNE 13, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  422347 10 4

1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     LAWRENCE D. CROUSE   SS# ###-##-####

2)   Check the Appropriate Box if a Member of a Group     N/A
         (a)    [   ]
         (b)    [   ]

3)   SEC Use Only

4)   Citizenship or Place of Organization:   UNITED STATES OF AMERICA

     Number of     5)  Sole Voting Power                             5,147,805*
     Shares
     Beneficially  6)  Shares Voting Power                                   0
     Owned by
     Each          7)  Sole Dispositive Power                        4,022,174*
     Reporting
     Person With:  8)  Shares Dispositive Power                              0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person    5,147,805*

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:      N/A

11)  Percent of Class Represented by Amount in Row (9)                     6.9%

12)  Type of Reporting Person:          IN

     *Mr. Crouse owns 22,174 shares personally and directly. Mr. Crouse also has voting and dispositive power with respect to 4,000,000 shares held by two separate grantor retained annuity trusts established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee. Mr. Crouse has voting, but not dispositive, power over an additional 1,125,631 shares held by a voting trust established by Mr. Gerdin and of which Mr. Crouse serves as voting trustee.

CUSIP No. 422347 10 4

                                  SCHEDULE 13 G


Item 1.
         a.   Name of Issuer:                            Heartland Express, Inc.
         b.   Address of Issuer's Principal
              Executive Offices:                         2777 Heartland Drive
                                                         Coralville, IA 52241

Item 2.
         a.   Name of Person Filing:                     Lawrence D. Crouse
         b.   Address of Principal Business
              Office:                                    P.O. Box 480
                                                         Burke, SD 57523
         c.   Citizenship:                               United State of America
         d.   Title of Class of Securities:              Common Stock, par value
                                                         $0.01 per share
         e.   CUSIP Number:                              42234 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or  240.13d-2(b) or
     (c), check whether the person filing is a: N/A

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         a.   Amount beneficially owned:                             5,147,805*
         b.   Percent of class:                                            6.9%
         c.   Number of Shares as to which the person has:
              (i)     Sole power to vote or to direct the vote       5,147,805*
              (ii)    Shared power to vote or to direct vote                 0
              (iii)   Sole power to dispose or to direct the
                           disposition of:                           4,022,174*
(iv)     Shared power to dispose or to direct the
                           disposition of:                                   0

     *Mr. Crouse owns 22,174 shares personally and directly. Mr. Crouse also has voting and dispositive power with respect to 4,000,000 shares held by two separate grantor retained annuity trusts established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee. Mr. Crouse has voting, but not dispositive, power over an additional 1,125,631 shares held by a voting trust established by Mr. Gerdin and of which Mr. Crouse serves as voting trustee.

CUSIP No. 422347 10 4

Item 5. Ownership of Five Percent of Less of a Class.   N/A

Item 6. Ownership of More that Five Percent on Behalf of Another Person.   N/A

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
     Security Being Reported on By the Parent Holding Company.   N/A

Item 8. Identification and Classification of Members of the Group.   N/A

Item 9. Notice of Dissolution of Group.   N/A

Item 10.Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2005
Date

/s/Lawrence D. Crouse
Signature

Lawrence D. Crouse
Name and Title